Exhibit 99.1

MATERIAL CHANGE REPORT

FORM 51-102F3

ITEM 1	NAME AND ADDRESS OF COMPANY

Biovail Corporation 7150 Mississauga Road Mississauga, Ontario L5N 8M5

ITEM 2	DATE OF MATERIAL CHANGE

June 9, 2009

ITEM 3	NEWS RELEASE

The news release attached hereto as Exhibit “A” was issued by Biovail Corporation (“Biovail” or the “Company”) on June 9, 2009.  The news release was distributed in Canada and the United States through Business Wire and was filed with the Toronto Stock Exchange and with each of the Canadian provincial securities regulatory authorities via the System for Electronic Document Analysis and Retrieval (“SEDAR”).  The news release has been filed as part of the Company’s Form 6-K via the Electronic Data Gathering Analysis and Retrieval system (“EDGAR”) with the U.S. Securities and Exchange Commission (“SEC”) and the New York Stock Exchange.  A copy of the news release was posted to the Company’s website at www.biovail.com.

ITEM 4	SUMMARY OF MATERIAL CHANGE

On June 9, 2009, the Company announced that it had entered into a new US$410 million revolving credit facility with a syndicate of banks, with an additional US$140 million conditionally available by way of an accordion feature.  The new credit facility has a three-year term and replaces the Company’s existing US$250 million credit facility.

ITEM 5	FULL DESCRIPTION OF MATERIAL CHANGE

On June 9, 2009, the Company entered into a credit agreement with a syndicate of banks for a new US$410 million revolving credit facility, with an additional US$140 million conditionally available by way of an accordion feature.

The new credit facility has a three-year term and replaces the Company’s existing US$250 million credit facility.

The new credit facility is secured by substantially all of the Company’s assets, and is subject to certain customary financial covenants.

A copy of the credit agreement is available on SEDAR.

ITEM 6	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

N/A

ITEM 7	OMITTED INFORMATION

N/A

ITEM 8	EXECUTIVE OFFICER

For further information, contact Nelson F. Isabel at 905-286-3250.

ITEM 9	DATE OF REPORT

June 19, 2009.

EXHIBIT “A”

NEWS RELEASE

CONTACT: Nelson F. Isabel
Vice-President, Investor Relations & Corporate Communications
(905) 286-3000

For Immediate Release:

BIOVAIL ANNOUNCES NEW INCREASED REVOLVING CREDIT FACILITY

Significant Increase Provides Additional Resources to Accelerate Implementation of New Strategic Focus

TORONTO, Canada, June 9, 2009 – Biovail Corporation (NYSE/TSX: BVF) today announced that it has successfully entered into a new $410-million revolving credit facility with a syndicate of banks, with an additional $140-million conditional availability by way of an accordion feature. This new facility, which has a three-year term, replaces Biovail's former $250-million credit facility.

"Our success in accessing credit represents a significant vote of confidence for Biovail," said Biovail Chief Executive Officer Bill Wells. "With the recently announced convertible debenture offering, we will have access to $900 million in funds with which to pursue the acceleration of our New Strategic Focus. In the past year, we have made significant progress in restructuring Biovail and positioning the Company for long-term growth. We intend to maintain this momentum, and we are now even better positioned to execute on one or more of the numerous specialty CNS opportunities we're seeing."

The new credit facility is secured by substantially all of the Company's assets, and is subject to certain customary financial covenants. Biovail expects to close its offering of 5.375% senior convertible notes due 2014 on June 10, 2009 in the aggregate amount of $350 million, which reflects the exercise in full of the over-allotment option included in the underwriting.

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Caution Regarding Forward-Looking Information and "Safe Harbor" Statement

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act , and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning defined under applicable Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, and can generally be identified by the use of words such as "believe", "anticipate", "expect", "intend", "plan", "will", "may", "target", "potential" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and readers are cautioned not to place undue reliance on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, market factors affecting the price of debt and equity securities, the amount of cash generated from Biovail's business, the prevailing interest rates and the existence of alternative uses for Biovail's cash. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading "Risk Factors" contained in Item 3.D of Biovail's most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail's forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement, except as required by law.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products. The Company is focused on the development and commercialization of medicines that address unmet medical needs in niche specialty central nervous system (CNS) markets. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.

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